787 Seventh Avenue New York, NY 10019 Tel: 212 728 8000 Fax: 212 728 8111

April 6, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “Trust”)

(Securities Act File No. 333-179904;

Investment Company Act File No. 811-22649)

Post-Effective Amendment No. 263

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 263 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Trust:

iShares Inflation Hedged Corporate Bond ETF (the “Fund”).

The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1)	Investment Objectives and Policies

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets in the iShares iBoxx $ Investment Grade Corporate Bond ETF (the “Underlying Fund”), U.S. dollar-denominated investment-grade corporate bonds, in one or more other underlying funds that principally invest in investment-grade corporate bonds, and in inflation swaps. The Fund intends to invest a substantial portion of its assets in the Underlying Fund. The Fund attempts to mitigate the inflation risk of the underlying securities or the Underlying Fund (as determined by BFA) primarily through the use of inflation swaps (i.e., contracts in which the Fund will make fixed-rate payments based on notional amount while receiving floating-rate payments determined from an inflation index), which are managed on an active basis. The Fund may also invest in other products designed to transfer inflation risk from one party to another, including but not limited to Treasury Inflation Protected Securities, total return swaps, credit default swaps and U.S. Treasury futures (collectively with inflation swaps, “inflation hedging instruments”). The Fund’s investments in inflation hedging instruments are not intended to mitigate credit risk or other factors influencing the price of investment-grade corporate bonds, which may have a greater impact on the bonds’ returns than inflation rates. Moreover, to the extent that inflation risk has been priced into the investment-grade corporate bonds owned by the Fund or the Underlying Fund, the Fund will underperform the Underlying Fund even during inflationary periods. The Fund is an actively managed exchange-traded fund (“ETF”) that does not seek to replicate the performance of a specified index.

(2)	Changes from Recent Filings

The Fund’s description of its investment strategy and risk factors are specific to the Fund. The portfolio managers are specific to the Fund. Fee information will be specific to this Fund. The discussion of the tax implications of buying and selling shares is specific to this Fund.

The Amendment follows the general format used in prior filings for iShares Trust prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 1,704, filed pursuant to Rule 485(a)(2) on December 15, 2016, relating to the iShares Core MSCI International Developed Markets ETF, which became effective on March 16, 2017 (“PEA 1,704”).

(3)	Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in prior filings for the Trust, which has been reviewed by the Staff. In particular, the format and non-index specific disclosure is based on PEA 1,704. The substantially similar sections are as follows:

In the Prospectus:

“Portfolio Holdings Information,” “Management – Administrator, Custodian and Transfer Agent,” “Management – Conflicts of Interest,” “Shareholder Information – Book Entry,” “Shareholder Information – Share Prices,” “Shareholder Information – Dividends and Distributions,” “Shareholder Information – Householding,” and “Distribution.”

In the Statement of Additional Information:

“Proxy Voting Policy,” “Portfolio Holdings Information,” “Continuous Offering,” “Management – Potential Conflicts of Interest,” “Investment Advisory, Administrative and Distribution Services – Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services – Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services – Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Investment Advisory, Administrative and Distribution Services – Payments by BFA and its Affiliates,” “Determination of Net Asset Value,” “Additional Information Concerning the Trust – DTC as Securities Depository for Shares of the Fund,” “Additional Information Concerning the Trust – Distribution of Shares,” “Creation and Redemption of Creation

Units – Cash Purchase Method,” “Creation and Redemption of Creation Units – Role of the Authorized Participant,” “Creation and Redemption of Creation Units – General” “Creation and Redemption of Creation Units – Purchase Orders,” “Creation and Redemption of Creation Units – Acceptance of Orders for Creation Units,” and “Miscellaneous Information.”

* * * * *

The operations of the Fund, the description of the shares offered and the other information that is customary for a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (212) 728-8250.

Sincerely,

/s/ P. Georgia Bullitt

P. Georgia Bullitt

cc:	Deepa Damre

Marisa Rolland

Joel Whipple

Michael Gung

Seong Kim

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).